Annex A

Name	Present Position at MUFG and other Present Principal Occupation or Employment
Keiko Honda	Member of the Board of Directors (Outside Director)
	Professor of Waseda Business School (Graduate School of Business and Finance), Faculty of Commerce, Waseda University, an education and research institution which is located in 1-6-1 Nishiwaseda, Shinjuku-ku, Tokyo 169-8050, Japan
Satoko Kuwabara	Member of the Board of Directors (Outside Director)
	Partner of Gaien Partners, a law office which is located in Meiji Seimei Kan 4th Floor, 2-1-1 Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan
Hirofumi Nomoto	Member of the Board of Directors (Outside Director)
	Chairman & Representative Director of TOKYU CORPORATION, a transportation and real estate company which is located in 5-6 Nampeidai-cho, Shibuya-ku, Tokyo 150-8511, Japan
Mari Elka Pangestu	Member of the Board of Directors (Outside Director)
	Vice Chair of the National Economic Council of the Republic of Indonesia, an Indonesian government economic advisory council which is located in Jl. M.H. Thamrin No.8, Jakarta 10340, Indonesia
Hiroshi Shimizu	Member of the Board of Directors (Outside Director)
	Chairman of Nippon Life Insurance Company, a life insurance company which is located in 1-6-6 Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan
David Sneider	Member of the Board of Directors (Outside Director)
Miyuki Suzuki	Member of the Board of Directors (Outside Director)
Koichi Tsuji	Member of the Board of Directors (Outside Director)
Teruhisa Ueda	Member of the Board of Directors (Outside Director)
	Representative Director, Chairman of the Board of SHIMADZU CORPORATION, a manufacturing company which is located in 1, Nishinokyo Kuwabara-cho, Nakagyo-ku, Kyoto 604-8511, Japan
Ryoichi Shinke	Member of the Board of Directors
Takayuki Yasuda	Member of the Board of Directors
Kanetsugu Mike	Member of the Board of Directors
	Chairman (Corporate Executive)
Hironori Kamezawa	Member of the Board of Directors
	President & Group CEO (Representative Corporate Executive)
Junichi Hanzawa	Member of the Board of Directors
Makoto Kobayashi	Member of the Board of Directors
Hiroshi Kubota	Member of the Board of Directors
Yutaka Miyashita	Senior Managing Corporate Executive (Representative Corporate Executive)
Fumitaka Nakahama	Senior Managing Corporate Executive
Hiroyuki Seki	Senior Managing Corporate Executive
Shuichi Yokoyama	Senior Managing Corporate Executive
Yasushi Itagaki	Senior Managing Corporate Executive
Takafumi Ihara	Senior Managing Corporate Executive
Jun Togawa	Senior Managing Corporate Executive (Representative Corporate Executive)
Masakazu Osawa	Senior Managing Corporate Executive (Representative Corporate Executive)
Hideaki Takase	Senior Managing Corporate Executive (Representative Corporate Executive)
Keitaro Tsukiyama	Managing Corporate Executive
Toshiki Ochi	Managing Corporate Executive
Tadashi Yamamoto	Managing Corporate Executive
Katsunori Yokomaku	Managing Corporate Executive
Masahiro Kuniyuki	Managing Corporate Executive
Akiko Sueoka	Managing Corporate Executive

The present positions above are at MUFG unless noted otherwise. The business address of each of the directors and executive officers above is Mitsubishi UFJ Financial Group, Inc., 4-5, Marunouchi 1-Chome, Chiyoda-ku, Tokyo 100-8330, Japan.

Each of the directors and executive officers above is a citizen of Japan, except Mr. Tsukiyama who is a citizen of the United States of America as well, Mr. Sneider who is a citizen of the United States of America and Ms. Pangestu who is a citizen of Indonesia.